

MAIL STOP 4561

May 11, 2007

William Raike, President of
Raike Real Estate Management, Inc., Manager
WFG Real Estate Income Fund, LLC
117 Towne Lake Parkway, Ste. 214
Woodstock, GA 30188

>   **Re: WFG Real Estate Income Fund, LLC**
>   **Amendment No. 2 to Offering Statement on**
>   **Form 1-A**
>   **Filed April 9, 2007**
>   **File No. 24-10163**

Dear Mr. Raike,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I - Notification

1. We reissue comment two of our letter dated March 6, 2007. Revise the disclosure to list the business and residential address for each of the persons listed in this section.

2. We note the disclosure that no securities are outstanding. Please supplementally provide us with the citation to the Delaware state law that allows for the valid incorporation and existence of the company without the issuance of membership units.

3. We reissue comment seven of our letter dated March 6, 2007. Item 4(b) request that you disclose the "method by which such securities are offered." You have responded to the request to disclosing that the manager will engage in offers and sales. It is not clear from your current disclosure what "method" will be used for each jurisdiction where you plan to offer these securities. By "method" we are referring to the registration or exemption under state law to be relied upon. Please revise to clarify. We may have further comment.

Offering Circular Model B

Item 1. Cover Page

4. We note your response to comment nine of our letter dated March 6, 2007. Please revise your cover page to discuss the type of offering this is.

5. As previously requested in comment 10 of our letter dated March 6, 2007, clarify whether the address listed is also the principal executive offices for WFG Real Estate Income Fund, LLC. Item 1(b) of Model B requires the address of your principal executive offices.

6. We note your responses to comments 11 and 12 of our letter dated March 6, 2007. Item 1 of Offering Circular Model B to Form 1-A requires the information requested by those comments on the cover page. Please revise accordingly.

7. We note your response to comment 16 of our letter dated March 6, 2007. The fourth paragraph tells investors to "conduct their own investigation of the fund, its manager . . . ." The noted language is different from suggesting they ask you additional questions pertaining to the information in the circular. As such, we reissue the comment.

8. We note your response to comment 17 of our letter dated March 6, 2007. The discussion of the terms of subscription and operating agreement in this document should not be inconsistent with the actual terms, as the company has a requirement to provide clear disclosure of all material terms of subscription and operating agreements. We reissue the comment.

Who Should Invest, page 5

9. We reissue comment 19 of our letter dated March 6, 2007. We note the representations and warranties that (i) require the purchaser confirm that he/she has read the preliminary offering circular and has relied solely upon it; (ii) require investors confirm that they are aware of and have carefully read and considered matters in several sections of your circular and (iii) authorize the manager as the investor's attorney in fact to execute the subscription agreement and such other documents as may be required to carry out the business of the fund. Please advise

us of the basis of making investors affirm the noted representation and warranties. If such representation and warranties are required by state or other law, please substantiate such requirement.

10. We are not able to locate your response to comment 20 of our letter dated March 6, 2007 seeking a detailed discussion of the suitability requirements of this offering. Please advise. Clarify the varying state law requirements, as investors will need to be aware of these requirements before making representations that they meet the suitability requirements. As a general matter, we also note many of your responses are "please see revise disclosure." In order to facilitate the review process, please indicate the page number where revisions are made in response to comments.

11. We note the revised disclosure in light of comment 21 of our letter dated March 6, 2007. You indicate that this paragraph will not apply to information disclosed in the offering circular or "additional information provided by the Fund's and/or the Manager's representatives that is consistent with this Preliminary Offering." Remove the limitation that the information be consistent with the preliminary offering, as such information would be coming by the company's or manager's representatives.

12. We reissue comment 22 of our letter dated March 6, 2007. The prior comment requested that you revise the first paragraph on page seven of your last amendment, which states that "by making the representations in paragraphs (i) and (ii) above, the investor will not be relinquishing ay rights . . ." to include representation (vi) if you elect to retain it. Even if investors are considered suitable, they are not precluded from seeking the rights and protections afforded by the federal securities laws.

Summary of the Offering, page 7

13. We note that the manager will not make an initial cash contribution. Clarify whether the manager will obtain any ownership interest in the company upon the commencement of this offering or immediately after the offering.

14. We note your response to comment 25 of our letter dated March 6, 2007. The prior comment requested revision to state in this section that Raike Real Estate Management, Inc. has been inactive since its inception. See paragraph 11 in your response letter dated January 19, 2007. We are not able to locate the requested revision on page eight. Please advise.

15. The reference to "10% priority Membership Unit" is still unclear. Please clarify in this section or provide a cross-reference to clear disclosure later in the offering circular.

16. We note the disclosure that the fund "may also invest in Projects of other developers and owners." Clarify whether these "Projects" would be limited to commercial and residential properties.

17. We note your response to comment 28 of our letter dated March 6, 2007 and the disclosure on page eight that you may invest in projects of other developers and owners. Please elaborate elsewhere on this aspect of your business. In doing so, the logistics as to how such money would be invested would be material to investors' understanding of your business plan.

18. We reissue comment 36 of our letter dated March 6, 2007. If terms are meant to be used in their ordinary meaning, they should not be capitalized. Also we are not able to locate your cross reference to the glossary. Please see Section 3(A)(viii) of Industry Guide 5.

19. We note your response to comment 39 of our letter dated March 6, 2007 and the revised disclosure discussing the allocations and distributions. In the appropriate section(s), please revise to clarify how the allocation of income and losses affect distributions, if at all.

Risk Factors, page 11

20. We reissue comment 65 of our letter dated March 6, 2007. You continue to disclose that "some" of the potential risks are disclosed in your risk factors section. The risk factors section should discuss all material risks.

21. We note your response to comment 66 of our letter dated March 6, 2007 that Mr. Raike's prior performance is as a developer, which is not similar to your business. In risk factor four you disclose that you are dependent on the skill and experience of the manager in identifying investments. If your manager has no prior experience in your line of business, it is not clear how you could depend on his experience in identifying properties. Please revise to clarify.

22. We note the disclosure in risk factor two that investors should evaluate the business performance of the manager and its principals and the financial condition of the manager. However, we are not able to locate disclosure in the circular that discusses in detail, the business performance of the manager and its principals and the financial condition of the manager. Please revise to clarify how investors are supposed to evaluate the noted items without detailed disclosure in the circular. It would appear that such information would be material to investors and should be included in the offering circular.

23. In risk factor four, we note that the manager has conducted research. If the research consists of just the information already disclosed on page 35, please clarify how such research "supports market demographics and general business

indicators." If the reference to research refers to something else, please revise the appropriate section to discuss the research in detail.

24. We note the disclosure in risk factor 12 that the manager has total discretion over investments and use of funds. We also note the statement that the use of proceeds is a proposed plan but that the manager has the right to make other allocations as conditions may dictate. We refer you to Instruction 6 to Item 5 of Model B. You must clearly indicate those contingencies that would result in a change in the use of proceeds and must clearly indicate how the proceeds would change. You should also clearly state that the use of proceeds will not deviate from these contingencies. Revise the offering circular accordingly.

25. We note your response to comment 74 of our letter dated March 6, 2007. It is not clear how Section 7(C)(vi) of Industry Guide 5 is not applicable since you have not committed the proceeds of this offering to a specific property yet. Please advise. Also, we note your response to "see disclosure under Risk Factors." Please advise us of the specific risk factor meant to address the items under Section 7(C)(vi).

Use of Proceeds, page 15

26. We reissue comment 42 of our letter dated March 6, 2007. Disclose the order of priority in which the proceeds will be used for sales below 25%.

27. We reissue comment 43 of our letter dated March 6, 2007. We note the statement that the table sets forth the estimated use of proceeds of the offering. If you retain the right to adjust the use of proceeds table you should provide clear disclosure of those circumstances where the use of proceeds would be adjusted and how they would be adjusted. Provide clear disclosure that adjustments will not be made except as clearly disclosed in this section. We may have further comment.

28. We reissue comment 44 of our letter dated March 6, 2007. Discuss in greater detail the use of proceeds.

Management Compensation, page 16

29. We note your response to comment 47 of our letter dated March 6, 2007. Please refer to section 4(D) of Industry Guide 5 and revise your disclosure accordingly.

Allocations and Distributions, page 17

30. We note your responses to comments 48, 51, and 52 of our letter dated March 6, 2007. It is still not clear why the disclosure of (ii) on page 18 reads as the "nets profits allocation to the manager equal to forty percent of the remaining pro-rata net income of the fund, allocable to the capital account of each member." Please

revise to explain why the "allocation to the manager" is "allocable to the capital account of each member." Also, please explain the effect of having an "allocation" waived and the reason the manager would decide to waive such allocation.

31. In connection with the preceding comment, please explain the language on page 19 of your LLC agreement that the manager may waive "any such allocation to the capital account of any member, based on who is the manager or any officer director or shareholder of the manager."

32. We note the reference to "cumulative priority return" on page 19. Please revise to explain the "cumulative" aspect of the membership interest.

33. We note your response to comment 53 of our letter dated March 6, 2007. Prior comment 53 seeks clarification of your reference to "marketable securities" at the bottom of page 13 of the first amendment of your filing. Your revised disclosure on page 18 states that distribution "may take the form of cash." We reissue the comment. Please clarify all the possible forms of distributions, whether it be "marketable securities" or otherwise.

34. Please revise to explain how "reserves" will be determined.

Conflicts of Interest, page 19

35. Prior comment 58 of our letter dated March 6, 2007 requested a discussion of the properties owned by your manager or affiliates that you could possibly invest in so that investors can fully understand the conflicts that exist. You respond that by directed us to "revised disclosure." We are not able to locate disclosure on pages 19 and 20 that discuss the any properties. You respond to comment 61 by saying there is only one possible related organization. It is not clear from the disclosure on pages 19 and 20 what properties are owned by the manager or its affiliates. We reissue comments 58 and 61.

36. We note the potential conflicts of interest. Clarify whether any investments in funds or projects in which the manager has an interest will be subject to any additional oversight, review or approval.

Management, page 21

37. We note your response to comments 75 and 66 of our letter dated March 6, 2007. Please revise here to highlight that you are not able to provide prior performance information here because your business is materially different than that which your manager and control person was previously involved with. Also, explain how the businesses are different.

38. In connection with the preceding comment, you have responded that the prior performance as a developer "could be materially misleading" as it implies relevance. As such, it is not clear why you disclose Raike Financial Group's, Woodstock Financial Group's, and National Developers' revenue growth, acclaim in journals, and the current 116 acre tract development. Please revise to clarify how the noted disclosure is relevant.

39. We note your response to comment 84 of our letter dated March 6, 2007. Please revise to discuss the nature of Mr. Raike's "real estate investments" as it appears from your responses and disclosure that real estate investments can take many forms.

40. We note your response to comment 86 of our letter dated March 6, 2007. The comment sought clarification of the interest the manager may have as a member. Your response does not address the noted inquiry. Please revise to discuss the manager's plans to become your member.

Business of the Fund, page 22

41. Please revise to further elaborate on the actual business you will partake. You disclose you will provide financing. Clarify the type/form of financing you will provide. Discuss how you intend to earn revenues from your activities. Will the fund's investments be in the form of debt or equity?

42. We note the revised disclosure that you will determine what is undervalued based on "estimated cash flow and sale value." Please revise to define "sale value" and explain how it aids in the determining whether a property is undervalued. Also, clarify if the reference to cash flow means you will only consider properties that are currently rented or used in some manner that generates cash.

43. We note the general nature of your responses that your current structure is typical of limited liability companies. However, because you are an LLC that is engaging in a public offering of securities to investors through general solicitations of the public, full and fair disclosure of your plan of business should be provided to investors, who may not be versed in investing in limited liability companies. As such, while we note that there is disclosure that "no properties have been selected" throughout this document, that does not prevent the company from disclosing its business plan in detail. Discuss the motivations the manager had in forming the fund and becoming its manager so that investors can better understand your business. In this section highlight the research the manager has done that lead to the decision to create you. Discuss the timeline involved with the initial stage of your business. Provide a detailed plan of operation. As such, we reissue comment 124 of our letter dated March 6, 2007, please refer to Item 6 of Model B of Form 1-A and revise this section accordingly.

44. In connection with the above comment, in light of the current inability to provide a detailed plan of business, it would appear that you are a blank check company, especially when taken in consideration with the disclosure that you may, at the sole discretion of the Manager, change the investment objectives of the fund to any business permitted under the laws of the State of Delaware. We again note that Form 1-A is not available to blank check companies. Provide a detailed analysis in the offering circular as to why you do not believe you are a blank check company. We may have further comment.

Federal Income Tax Considerations, page 23

45. We note your response to comment 98 of our letter dated March 6, 2007. Please revise your introductory paragraph to clarify that you disclose all material tax aspects of an investment in you.

46. We note that the section is titled "federal income tax considerations." However, all your disclosure of tax implications should be located within the same section. As such, please revise to discuss Section 12(L) of Industry Guide 5 here.

47. We note your response to comment 98 of our letter dated March 6, 2007 but are not able to locate the disclosure in response to Section 12(J) of Industry Guide 5 discussing Section 183 implications. Please advise.

48. We note your response to comment 98 of our letter dated March 6, 2007 with regards to Section 12(E) of Industry Guide 5. Your current disclosure indicates that you will follow IRS guidelines and GAAP accounting. Such disclosure does not provide ordinary reasonable investors with an understanding of the specific depreciation methods you will use, as requested by Section 12(E). Please revise to provide the disclosure requested by Section 12(E).

49. We note your response to comment 99 of our letter dated March 6, 2007. As the disclosure in this section relates to tax opinions, the company is not qualified to make the disclosure in this section; please revise to attribute the disclosure to counsel that provided the tax opinion.

50. The disclosure should clearly state a tax opinion. For example, the discussion of the tax opinion should state, as applicable, according to named counsel, _____, the Fund will be taxed as a partnership. The current disclosure that the Fund plans to be taxed as a partnership does not provide the necessary opinion regarding the material tax considerations of the offering. We may have further comment.

Summary of the Operating Agreement, page 25

51. We note in the introductory paragraph to this section that it contains a "brief summary of certain provisions." The disclosure in the circular should summarize all material aspects of the operating agreement. As such, please revise your disclosure and confirm to investors that you have summarized all material provisions.

52. We note your response to comment 101 of our letter dated March 6, 2007 to see Article V for disclosure of the summary concerning circumstances where a member would be required to return distributions. The comment requested revision to this section of your circular. Please revise accordingly.

53. We note your response to comment 103 of our letter dated March 6, 2007. We reissue the comment. Please clarify if the absolute discretion is subject to the beliefs/factors located in the penultimate paragraph on page 29.

54. Please revise to discuss the purpose of the reserves. Clarify if it can be used to pay expenses that are not considered fund expenses or expenses that would be borne by the manager.

55. We note your response to comment 106 of our letter dated March 6, 2007. It is not clear why the paragraphs following the caption "dissolution of fund" on pages 31 carrying over to page 32 discuss the distribution of funds. Please clarify. Also, the disclosure under the caption "general principles of distribution" is copied verbatim from your operating agreement. This section is meant to be a summary and not a word for word reproduction of material terms. Please revise to summarize the dissolution provision of your operating agreement.

56. We note, on page 33, that an amendment may be made with majority consent. Please revise to clarify if majority is determined by total outstanding interest or only a quorum present at a meeting held to vote on matters.

Industry Data, page 35

57. We note your response to comment 112 of our letter dated March 6, 2007 and the revised disclosure that the "trends in the commercial and residential real estate markets across the country are of importance to investors." Please revise to clarify how the disclosure in this section specifically relates to your business plans.

58. We note your response to comment 118 of our letter dated March 6, 2007 referring to "basic contract law" and "state securities laws." The comment requested the response be based on "applicable state law." As such, we reissue the comment.

Redemptions, page 39

59. Please revise to clarify if redemption is at the sole or absolute discretion of the manager. If not, please revise to discuss the factors that go into determination of redemptions.

Plan of Distribution, page 39

60. We note your response to comment 120 of our letter dated March 6, 2007. Please refer to Item 4(c) of Offering Circular Model B to Form 1-A and revise to briefly discuss the method by which you will sell your securities.

61. We reissue comment 121 of our letter dated March 6, 2007. Please revise here to clarify how William Raike's participation in the offering of your securities is consistent with Rule 3a4-1 of the Exchange Act of 1934.

Summary of Promotional and Sales Material, page 39

62. We note the disclosure that you will provide "information about specific projects." Please revise to discuss those specific projects in your offering circular.

General

63. We note your response to comments 126 and 127 of our letter dated March 6, 2007. All three parts of the offering statement should be filed as one document. You currently have the signature page appearing as the page between part I and part II, the offering circular. The signature is intended to be a representation for the entire offering statement, not just part I. As such, we reissue comment 127.

64. We note the statement that the letter is provided solely to the company and may not be shown to or relied upon by any other person or firm without the express prior written permission of counsel. Please revise this opinion to clarify that investors are able to rely this opinion. The legality opinion is required by Form 1-A so that investors may rely upon such opinion. We may have further comment.

65. We note the statement that counsel "has made no independent investigation of any of the matters presented and this letter is based solely upon the documents and conversations described above." Counsel's assumptions are too broad in so far that it appears to have assumed material facts underlying the opinion. Please represent to us that counsel has not assumed material facts underlying the opinion that are readily ascertainable.

66. Please revise the tax opinion to identify the applicable Internal Revenue Code provision, regulation or revenue ruling.

67. We note that counsel has made "certain assumptions without verification." Provide clear disclosure of all assumptions made in rendering both the tax and legal opinion. We may have further comment.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the qualification date of the pending offering statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the offering statement qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the offering statement qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the qualification of the offering statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the qualification date of the offering statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the qualification date.

Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested qualification date.

You may contact Maureen Bauer (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or Pamela Howell, who supervised the review, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

Cc: Geoffrey Chalmers
        Fax # 617-227-3709